September 14, 2018

Neil Reithinger
Chief Financial Officer
Orgenesis Inc.
20271 Goldenrod Lane
Germantown, MD 20876

       Re: Orgenesis Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 9, 2018
           File No. 001-38416

Dear Mr. Reithinger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance